3020 Old Ranch Parkway, Suite 400	J. Nathan Jensen
Seal Beach, California 90740	Vice President and General Counsel
562.493.2804
Facsimile: 562.493.4532

www.cleanenergyfuels.com

VIA EDGAR

October 2, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Jennifer Thompson

RE:                          Clean Energy Fuels Corp.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 12, 2012

File No. 001-33480

Dear Ms. Thompson:

On behalf of Clean Energy Fuels Corp. (the “Company”), set forth below are the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission in the Staff’s comment letter dated September 20, 2012. The numbers of the responses and headings set forth below correspond to the numbered comments and headings in the letter from the Staff. For convenience, the text of the Staff’s comments appears in italics in each item below.

Form 10-K for Fiscal Year Ended December 31, 2011

Selected Financial Data, page 39

1.               We note that you have elected to include Stockholders’ Equity in your Selected Financial Data. Since your financial statements present Total Stockholders’ Equity as the sum of your equity accounts including the Noncontrolling Interest in Subsidiary, please use the same definition of Stockholders’ Equity here to avoid confusion. Alternatively, if you believe it is more meaningful to present Total Clean Energy Fuels Corp. Stockholders’ Equity, please revise the title of this line item to clarify the measure that you are presenting.

Response:  The Company believes it is more meaningful to present Total Clean Energy Fuels Corp. Stockholders’ Equity.  Therefore, in its future filings the Company will revise the title of this line item to clarify that the Company is presenting Total Clean Energy Fuels Corp. Stockholders’ Equity.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41

2.               We note that the amount you presented as your Net Loss in the table at the top of page 42 represents the net loss attributable to Clean Energy Fuels Corp. Please revise the title of this line item to clarify the measure that you are presenting.

Response:  The Company acknowledges the Staff’s comment and will, in its future filings, revise the title of this line item to clarify that the Company is presenting Net loss attributable to Clean Energy Fuels Corp.

Consolidated Financial Statements for the Year Ended December 31, 2011, page 64

Consolidated Statements of Cash Flows, page 70

3.               Please explain why contingent consideration paid relating to business acquisitions is presented in the statement of cash flows as a financing cash flow.

Response:  The Company presents contingent consideration paid relating to business acquisitions in the statement of cash flows as a financing cash flow as the Company’s contingent consideration arrangements are considered a method of financing the acquisitions of businesses.  The contingent consideration paid represents a portion of the initial measurement of consideration transferred as part of the acquisition accounting.  Payment of the contingent consideration was not made at the time of or soon before or after the acquisitions.  The Company’s view is consistent with the guidance in ASC subparagraph 230-10-45-13c, which states that the portion of property, plant and equipment and other productive assets that is not paid for at or soon after the time of purchase is considered seller financing, and future payments are treated as repayment of debt principal.

Notes to Consolidated Financial Statements, page 71

Note 18 Fair Value Measurements, page 103

4.               We note that you believe the best method to approximate the market participant’s view of the volatility of your Series I warrants has been to use the implied volatilities of your short-term (i.e. 3 to 9 month) traded options and extrapolate the data over the remaining term of the Series I warrants, which was approximately 4 years and 4 months as of December 31, 2011. Based on your disclosures in this footnote, it appears that this extrapolated implied volatility is a Level 3 input into your fair value calculation under ASC 820. If this is the case, please explain to us why you believe it is appropriate to rely exclusively on the implied volatility derived from your short-term traded options when valuing these warrants rather than also considering other Level 3 inputs such as the historical volatility of the underlying common stock.

Response:  The Company determined the Series I warrants meet the definition of derivative instruments under paragraph 6 of SFAS No. 133 (codified in ASC 815-10-15-83). As such, the Series I warrants have been measured at fair value in each reporting period consistently using the market participant and exit price notions in accordance with SFAS No. 157 (codified in ASC 820).

The Company believes it is appropriate to rely exclusively on the implied volatility extrapolated over the remaining term of the Series I warrants as the Company believes this approach best maximizes the use of observable inputs that reflect market assumptions that market participants would use in pricing the Series I warrants, utilizing market data obtained from sources independent of the reporting entity.  The Company believes the process of extrapolating the short-term implied volatilities of its short-term traded stock options to match the term of the longer term of the warrants, while not quantitatively material to the overall volatility calculation in the periods presented, causes the implied volatility to be a Level 3 input versus a Level 2 input.

The Company believes market participants are exclusively focused on the market’s perception of the foreseeable future and its implied volatility, rather than historical volatility as the Company is engaged in an emerging marketplace of selling natural gas fueling solutions.  The Company believes the implied volatility of a traded stock option represents the marketplace participant assumption of the expected volatility of the Company’s stock price over the term of the traded option which is significantly more relevant to market participants at this stage than historical volatility, which factors in episodes in the past that the Company believes are unlikely to recur, such as the credit crisis and bailout which led to abnormally high equity volatilities. In addition, the Company observes that the totality of the historical volatility of the Company’s stock is fully available to marketplace participants and presumably has been fully incorporated into current observations of implied volatility to the extent that the market believes it to be relevant.

In the process of establishing the Company’s volatility assumption, the Company considered information from an outside independent valuation specialists, historical volatilities of various periods, as well as an informal dealer quote from an investment banker who represents the holders of the Series I warrants.  All of this information validated the use of the implied volatility assumption, which has been applied consistently over the periods presented in the Annual Report on Form 10-K for the three years ended December 31, 2011.

5.               In addition, please provide your analysis of why the differing inputs you used to determine the expected volatilities of your Series I warrants, employee stock options and Restricted Stock Units produce such differing values for expected volatilities of these instruments. If you believe that these instruments have fundamentally different economic risks and benefits that justify significantly different methodologies for determining volatility and significantly different volatility outcomes, please explain this in detail.

Response:  The Company utilized different inputs for its Series I warrants versus its employee stock options and restricted stock units due to the different accounting standards that govern the instruments.  These different accounting standards led to the use of different measurement techniques including different assumptions and weighting of historical versus implied volatility, thus resulting in differing values for expected volatilities.

As discussed in the response to Comment #4 above, the Company has estimated the fair value of the Series I warrants in accordance with ASC 820.  However, ASC 820-10-15-2 indicates that ASC 820 does not apply to measurements of employee stock options and restricted stock units, which should be measured in accordance with ASC 718. The Company believes ASC 718 places differing degrees of emphasis on marketplace participant assumptions than ASC 820.  The Company notes that the valuation technique used to measure fair value under ASC 820 should “maximize the use of observable inputs that reflect market assumptions that market participants would use in pricing the asset or liability based on market data obtained from sources independent from the reporting entity.”  ASC 718 does not have a requirement to maximize the use of observable marketplace participant assumptions and alternatively places constraints on the Company’s ability to use exclusively implied volatility.  In fact, as described below, ASC 718 places some constraints on the use of implied volatility in many situations.  Therefore, The Company started with historical volatility and then incorporated implied volatility into its calculation of its employee stock options and restricted stock units; however, the Company does not qualify for the exclusive use of implied volatility as noted below.

ASC 718-10-S99-1 (formerly SAB No. 107) states that “[t]he staff believes that companies should make good faith efforts to identify and use sufficient information in determining whether taking historical volatility, implied volatility or a combination of both into account will result in the best estimate of expected volatility. The staff believes companies that have appropriate traded financial instruments from which they can derive an implied volatility should generally consider this measure. The extent of the ultimate reliance on implied volatility will depend on a company’s facts and circumstances; however, the staff believes that a company with actively traded options or other financial instruments with embedded options generally could place greater (or even exclusive) reliance on implied volatility.”

Explaining what a company should consider when evaluating the extent of its reliance on the implied volatility derived from its traded options, ASC 718-10-S99-1 further states that the following should be evaluated:

•                  the volume of market activity of the underlying shares and traded options;

•                  the ability to synchronize the variables used to derive implied volatility;

•                  the similarity of the exercise prices of the traded options to the exercise price of the employee share options; and

•                  the similarity of the length of the term of the traded and employee share options.

The Company does not meet the requirements in ASC 718 to exclusively rely on implied volatility for valuing its employee stock options and restricted stock units due to the following reasons:

1.               The terms of the Company’s traded options are short term (mostly from 30 to 180 days), which is shorter than the term of employee options of about six years and the term of the restricted stock units of about two years.  ASC 718-10-S99-1 states that “[i]n general, the staff believes more reliance on the implied volatility derived from a traded option would be expected the closer the remaining term of the traded option is to the expected or contractual term, as applicable, of the employee share option.”  Also, as a significant amount of the traded options have a term less than one year, the Company is not able to exclusively rely on implied volatility because ASC 718-10-S99-1 further states that “when using traded options with a term of less than one year, the staff would expect the company to also consider other relevant information in estimating expected volatility.”

2.               Given the large number of employee stock options, the limited trading volume of the traded options does not provide a sound basis for exclusive reliance on implied volatility.

Based on the above factors considered, for the employee stock options and restricted stock units, the Company has determined to estimate the expected volatility based on both historical volatility and the Company’s implied volatility of its traded options.  As the expected term of the employee stock options is longer than the length of the available historical data on the price of its publicly traded shares, the Company has also included historical volatility of a group of similar companies whose share price are publicly available in the basis of the estimation of expected volatility.

Item 9A. Controls and Procedures, page 105

6.               Please note that you must provide a clear conclusion as to whether any changes occurred to your internal control over financial reporting during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Your current reference to “no other changes” occurring to your internal controls does not provide a clear conclusion on this matter. Please confirm to us, if true, that there were no changes in your internal control over financial reporting that occurred during the fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Alternatively, if there were such changes, please revise your disclosure to identify for your investors the specific changes that materially affected your internal controls.

Response:  The Company confirms to the Staff that there were no changes in its internal control over financial reporting that occurred during the fourth fiscal quarter of 2011 that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.  In future filings, the Company will eliminate the reference to “no other changes” and it will provide a clear conclusion as to whether any changes occurred to its internal control over financial reporting that materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Acknowledgement:

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions please contact me directly at (562) 493-7239.

Thank you for your consideration.

/s/ J. Nathan Jensen
J. Nathan Jensen
Vice President & General Counsel
Clean Energy Fuels Corp.

cc:                                 Andrew J. Littlefair, Chief Executive Officer

Richard R. Wheeler, Chief Financial Officer

Andrew D. Thorpe, Esq., Morrison & Foerster LLP